SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GelTech Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368537 106
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 368537106	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip D. O' Connell, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,225,841(1)
	6	SHARED VOTING POWER 95,241(2)
	7	SOLE DISPOSITIVE POWER 1,225,841(1)
	8	SHARED DISPOSITIVE POWER 95,241(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERS 1,321,182
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12		TYPE OF REPORTING PERSON* IN - Individual

(1)	Represents: (i) 632,616 shares of common stock held in a revocable trust of which Mr. O’Connell is the trustee, (ii) 60,000 shares of common stock held in revocable trusts whereby Mr. O’Connell is the trustee, (iii) 59,167 options held individually and exercisable within 60 days of December 31, 2009, and (iv) 474,058 warrants.

(2)	Represents 95,241 shares of common stock jointly with his wife.

CUSIP NO. 368537106	13G	Page 3 of 4 Pages

ITEM 1.

(a)	Name of Issuer: GelTech Solutions Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1460 Park Lane South Suite 1, Jupiter, FL 33458

ITEM 2.

(a)	Name of Person Filing: Phillip D. O' Connell, Jr
(b)	Address of Principal Business Office or, if none, Residence: 515 North Flager Drive, suite 1900
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number:368537106

ITEM 3. IF THIS STAEMENT IS FILED PURSUANT TO §§ 240.13D-1 (B) OR 240.13D(B) OR (C), CHECK WHETHER THE PERSON FILLING IS A:

Not Applicable

ITEM 4. OWENERSHIP.

See Item 5 through 9 and 11 of cover page(s) as to each reporting person. The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2009.

ITEM 5. OWENERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable

ITEM 6. OWENERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not Applicable

ITEM 10. CERTIFICATION

Not Applicable

CUSIP NO. 368537106	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010
/s/ Phillip D. O' Connell, Jr
Phillip D. O' Connell, Jr